                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                                  Form 6-K

                          Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                     for the period ended June 30, 2000


                              BP AMOCO p.l.c.
              (Translation of registrant's name into English)


       BRITANNIC  HOUSE, 1 FINSBURY CIRCUS,  LONDON,  EC2M 7BA, ENGLAND
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X             Form 40-F
                             -----                     -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                   No    X
                          -----                  -----


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION
STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP AMOCO p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP AMOCO p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                      BP AMOCO p.l.c. AND SUBSIDIARIES

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                           RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - JUNE 2000

                                                            Three months ended     Six months ended
                                                                  June 30              June 30
                                                                (Unaudited)          (Unaudited)
                                                              2000       1999      2000       1999
                                                            ------------------    -----------------
Total replacement cost operating profit            - $m      4,439      2,075     8,400      3,321
Replacement cost profit before exceptional items   - $m      2,866      1,226     5,543      1,903
Replacement cost profit for the period             - $m      2,886      1,063     5,439        880
Historical cost profit for the  period             - $m      3,099      1,635     6,184      1,459
Profit per Ordinary Share                          - cents   13.95       8.44     29.83       7.53
Dividends per Ordinary Share                       - cents    5.00       5.00     10.00      10.00


(a) For further information on replacement cost profit see Note 5 of Notes to Consolidated Financial Statements.



The following discussion should be read in conjunction with the consolidated financial statements provided elsewhere in this Form 6-K and with the consolidated financial statements and related notes for the year ended December 31, 1999 included in BP Amoco p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 1999. Comparative figures for the three months and six months ended June 30, 1999 have been restated to reflect the creation of the Gas and Power business stream, which is reported separately from January 1, 2000. BP or the Group means BP Amoco p.l.c. and its subsidiaries.

On April 13, 2000 BP and Atlantic Richfield Company (ARCO) announced that they had received clearance from the US Federal Trade Commission (FTC) for the combination of the two companies and the combination was completed on April 18, 2000. The combination has been accounted for as an acquisition under UK GAAP and as a purchase under US GAAP. The results of ARCO have been included with effect from April 14, 2000, the day following the FTC approval of the transaction.

The Burmah Castrol acquisition was completed in early July 2000. By August 18, 2000, BP owned 97% of the equity, costing a total of $4.4 billion.

Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $2,866 million for the three months ended June 30, 2000, compared with $1,226 million for the equivalent period of 1999. The increase reflects the better environment, improvement in the cost base and the inclusion of ARCO. These results include special charges of $600 million ($442 million after tax) for the three months ended June 30, 2000, and $197 million ($141 million after tax) for the equivalent period of 1999. The result for the three months ended June 30, 2000 is also after charging depreciation and amortization of $302 million arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO acquisition. The special charges for the three months ended June 30, 2000 comprised ARCO integration costs of $464 million, rationalization costs post the BP/Amoco merger of $96 million and $40 million for an asset writedown. Those for the corresponding period of 1999 related to integration costs following the BP/Amoco merger.

For the six months ended June 30, 2000 the replacement cost profit before exceptional items was $5,543 million, up from $1,903 million in 1999. The results for 2000 are after charging special items of $640 million ($472 million after tax) and acquisition depreciation and amortization of $302 million. The results for 1999 include special charges of $311 million ($225 million after tax).

For the half year the combined cost structure of BP and ARCO was $1 billion lower than a year ago, excluding the impact of divesting ARCO's Alaskan and Cushing assets. This represents the achievement of half the target of a $2 billion cost reduction year-on-year.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued

The historical cost profit for the three months ended June 30, 2000 was $3,099 million including inventory holding gains of $213 million and net exceptional gains of $161 million ($20 million after tax) in respect of net profits on the sale of fixed assets and businesses and termination of operations. For the equivalent period of 1999 there was a profit of $1,635 million including inventory holding gains of $572 million and net exceptional charges of $186 million ($163 million after tax) for restructuring costs and net profits on the sale of fixed assets and businesses and termination of operations.

For the six months ended June 30, 2000 the historical cost profit was $6,184 million including inventory holding gains of $745 million. This compares with a profit of $1,459 million including inventory holding gains of $579 million for the same period in 1999. Included in the results for the first six months of 2000 were net exceptional profits of $4 million (net loss of $104 million after tax) for the sale of fixed assets and businesses and termination of operations. The results for the comparable period in 1999 included net exceptional charges of $1,244 million ($1,023 million after tax) for restructuring costs and net profits on the sale of fixed assets and businesses and termination of operations.

BP is presenting a pro forma result adjusted for special items in order to enable investors to evaluate better both BP historical performance and its performance against that of its competitors. The pro forma result adjusted for special items has been derived from BP reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure.

                                                            Three months ended     Six months ended
                                                                  June 30              June 30
                                                                (Unaudited)          (Unaudited)
                                                              2000       1999      2000       1999
                                                            ------------------    -----------------
Replacement cost profit before exceptional items     - $m    2,866      1,226     5,543      1,903
Special items*                                       - $m      442        141       472        225
Acquisition amortization+                            - $m      302          -       302          -
                                                            ------------------    -----------------
Pro forma result adjusted for special items          - $m    3,610      1,367     6,317      2,128
                                                            ------------------    -----------------

* The special items refer to non-recurring charges and credits reported in the quarter. The special items for the three months ended June 30, 2000 comprise ARCO integration costs, rationalization costs post the BP/Amoco merger and an asset writedown.

+ Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO acquisition.


The pro forma result adjusted for special items was $3,610 million for the three months ended June 30, 2000 and $6,317 million for the six months ended June 30, 2000. These results represent an increase of 164% and 197% respectively over the comparable periods of 1999.

Net taxation, other than production taxes, charged for the three months ended June 30, 2000 was $1,289 million compared with $473 million in the equivalent period last year. This included a tax charge of $141 million in respect of exceptional items compared with a tax credit of $23 million for the second quarter of 1999. The effective tax rate on replacement cost profit before exceptional items was 28% for the three months ended June 30, 2000 and 27% for the half year, compared with 28% for the equivalent periods of 1999. On a pro forma basis, the effective tax rate for the quarter and the half year was 26%. The decrease in the effective tax rate mainly reflects increased utilization of Nonconventional Fuels (Section 29) tax credits in the USA. These are tax credits relating to the production and sale of certain quantities of coalbed methane and other gases. Utilization of such credits is governed by certain restrictions. No such credits were available to be used in 1999.

Net cash inflow for the three months ended June 30, 2000 was $7.3 billion, compared with an outflow of $1.2 billion for the equivalent period of 1999. For the first half of 2000, net cash inflow was $6.5 billion compared with a net cash outflow of $2.5 billion in the same period in 1999. The improved cash flow in both periods in 2000 reflects strong operating cash flow along with sales proceeds from the FTC mandated ARCO asset sales, partly offset by higher tax and capital payments.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued

Capital expenditure for the second quarter, excluding $634 million for acquisitions of interests in PetroChina and various new business ventures in Gas and Power and e-commerce, was $2.4 billion, up 35% on a year ago. For the first six months of 2000, capital expenditure was $5.6 billion, an increase of 70% on the first six months of the previous year. Capital expenditure in the first half of 2000 included $869 million for the purchase of 19.5% of Burmah Castrol's issued share capital in addition to the cost of acquisition of interests in PetroChina and new business ventures in Gas and Power and e-commerce. Underlying capital expenditure is in line with our plans to grow the company.

Net debt at June 30, 2000 was $13.3 billion. The ratio of net debt to net debt plus equity was 15% compared with 23% at March 31, 2000 and 26% at June 30, 1999. Based on the pro forma result adjusted for special items, the ratio of net debt to net debt plus equity was 19% at June 30, 2000. Interest expense for the three months ended June 30, 2000 was $403 million compared with $328 million in the equivalent period of 1999. For the first half of 2000 interest expense was $699 million compared to $632 million a year ago. Interest expense for the second quarter of 2000 reflects interest on the combined debt of BP and ARCO.

The return on average capital employed for the three months ended June 30, 2000, based on replacement cost profit before exceptional items and after adding back interest expense and minority shareholders' interest, was 14% compared with 11% for the equivalent period of 1999. Based on the pro forma result adjusted for special items, and after adding back interest expense and minority shareholders' interest, the return on average capital employed was 21% for the second quarter of 2000 and 12% for the second quarter of 1999.

BP purchased for cancellation $976 million of its own shares during the second quarter of 2000.

BP intends to continue to pay dividends in the future of around 50% of estimated average replacement cost profit before exceptional items through the business cycle.

BP announced a second quarterly dividend for 2000 of 5 cents per Ordinary Share. Holders of Ordinary Shares will receive 3.352 pence per share and holders of American Depositary Receipts (ADRs) $0.30 per ADS share. The dividend is payable on September 11, 2000 to shareholders on the register on August 18, 2000. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares on September 11, 2000.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION

                                                            Three months ended     Six months ended
                                                                  June 30              June 30
                                                                (Unaudited)          (Unaudited)
                                                              2000       1999      2000       1999
                                                            ------------------    ------------------
Total replacement cost operating profit      - $m            3,115      1,465     6,318        2,215
Special items                                - $m              259         28       283          114
Acquisition amortization                     - $m              253         -        253            -
                                                            ------------------    ------------------
Pro forma operating result
adjusted for special items                    - $m           3,627      1,493     6,854        2,329
                                                            ------------------    ------------------
Results included:
Exploration expense                           - $m             168        124       299          296
Key Statistics:
Average prices realized by BP :Crude oil*     - $/bbl        24.98      14.49     25.30        12.45
                              :Natural gas    - $/mcf         2.51       1.82      2.33         1.81
Crude oil production (net of royalties)       - mb/d         1,897      2,049     1,939        2,073
Natural gas production (net of royalties)     - mmcf/d       7,694      5,944     7,002        6,007
Total production (net of royalties) (a)       - mboe/d       3,224      3,074     3,146        3,109

   *   Crude oil and natural gas liquids

   (a) Expressed in thousands of barrels of oil equivalent per day (mboe/d). Gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.
   (b) Further operating information is shown on page 16.

Replacement cost operating profits for the three months and six months ended June 30, 2000 were $3,115 million and $6,318 million respectively. This compares with $1,465 million and $2,215 million for the corresponding periods in 1999. The results for both periods in 2000 reflect a contribution from ARCO for the period from April 14, 2000 including income of $80 million from two weeks of ARCO Alaskan operations, prior to the sale to Phillips Petroleum. In addition, the results are after charging special items of $259 million for the second quarter and $283 million for the half year respectively, and depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO acquisition of $253 million for both periods.

Special charges in the three months and six months ended June 30, 2000 comprised $259 million of costs arising from ARCO integration activities in both periods and in addition for the half year $24 million related to the settlement of a lawsuit. There were special charges of $114 million in the first half of 1999 related mainly to BP/Amoco merger integration costs.

The pro forma result adjusted for special items for the second quarter was $3,627 million, up 143% compared with a year ago, and $6,854 million for the six months ended June 30, 2000. This reflects significantly higher oil and gas prices and cost savings. Hydrocarbon production was up, with increased gas production more than offsetting lower liquids production.

The lower liquids production was a consequence of divestments and the Alaskan alignment. In April, BP and its partners finalized an agreement to align their Alaskan interests and thereby optimize operations. In return for a reduction in its share of liquids production, BP has achieved a significantly strengthened gas position and immediate cost savings through its single operatorship. During the second quarter, the divestment of non-core properties continued. Most significantly the disposal of the interest in Altura Energy was closed out. After the quarter end we announced the sale of certain ARCO UK Southern North Sea gas assets, subject to regulatory approvals.

At the end of May, BP announced that it had entered into an agreement with Vastar Resources Inc. which would enable it to acquire the publicly-held minority stock holding. This will enable cost synergies by combining Vastar operations with those of BP. The transaction remains subject to shareholder approval.

BP has announced three major discoveries. In May, offshore Trinidad, the Manakin 1 exploration well (BP 70% and operator), including a portion which lies in Venezuela, encountered natural gas, and offshore Angola, (BP 50% and operator), BP announced its third discovery in Block 18 at the Galio well. In July, a discovery was announced offshore Kazakhstan at the Kashagan East 1 well (BP 9.5%) in the Caspian Sea.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued

GAS AND POWER

                                                            Three months ended     Six months ended
                                                                  June 30              June 30
                                                                (Unaudited)          (Unaudited)
                                                              2000       1999      2000       1999
                                                            ------------------    ------------------
Total replacement cost operating profit          - $m           26         38        78        106
Special items                                    - $m            -          -         -          -
Acquisition amortization                         - $m            -          -         -          -
                                                            ------------------    ------------------
Pro forma operating result
adjusted for special items                       - $m           26         38        78        106
                                                            ------------------    ------------------
Euro/US$                                                      1.07       0.95      1.04       0.92

(a)  Further operating information is shown on page 16.

The Gas and Power business stream which is reported separately from January 1, 2000 is responsible for BP's world-wide gas marketing activities and all business development opportunities in natural gas, including gas-fired power generation. The Gas and Power stream has responsibility for the shareholding in Ruhrgas, BP's existing gas marketing and trading operations in the UK and North America, and world-wide power development activities. Gas and Power has established business development operations in Latin America, the Mediterranean, the Caspian region, the Middle East, Northern Europe, China and the Asia-Pacific region.

Replacement cost operating profit for the second quarter of 2000 was $26 million compared with $38 million a year ago. Gas sales volumes showed strong growth over a year ago. The result reflected lower Ruhrgas income, a stronger dollar and increased business development costs. Profit for the first six months of 2000 was down $28 million on the same period in 1999, reflecting the same factors. Capital expenditure and acquisitions are rising, with the ambitious growth agenda of the business.

In June, BP announced the approval of a major investment in a liquefied natural gas (LNG) and power project in northern Spain. The Bahia de Bizkaia project is an integrated energy project which comprises a combined cycle gas turbine power plant, a regasification facility and a LNG import terminal. A long-term gas sales agreement was signed to supply and deliver gas in the form of LNG to power plants in the Dominican Republic, beginning mid 2002. Contracts were signed in July for the purchase of two LNG ships, with options for further vessels. BP was one of three successful bidders for LNG tanker discharging capacity at the Cove Point facility on the eastern seaboard of the USA.

During the second quarter, BP purchased an 18.5% shareholding in GreenMountain.com, a leading clean energy consumer marketer in the United States. In early July, BP purchased, subject to regulatory approvals, IGI Resources, a gas and power trading and transportation business in the Pacific Northwest, USA.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued

REFINING AND MARKETING

                                                            Three months ended     Six months ended
                                                                  June 30              June 30
                                                                (Unaudited)          (Unaudited)
                                                              2000       1999      2000       1999
                                                            ------------------    ------------------
Total replacement cost operating profit         - $m         1,277        506     1,951        906
Special items                                   - $m           141         33       141         50
Acquisition amortization                        - $m            64          -        64          -
                                                            ------------------    ------------------
Pro forma operating result
adjusted for special items                      - $m         1,482         593    2,156        956
                                                            ------------------    ------------------
Global Indicator Refining Margin*               - $/bbl       4.69        1.21     3.56       1.12
Refinery throughputs                            - mb/d       3,021       2,583    2,734      2,539
Marketing sales                                 - mb/d       3,619       3,184    3,366      3,163

 * The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

 (a) Further operating information is shown on page 16.

Replacement cost operating profits for the three months and six months ended June 30, 2000 were $1,277 million and $1,951 million respectively. This compares with $560 million and $906 million for the same periods in 1999. The results for both periods in 2000 include a contribution from ARCO for the period from April 14, 2000, and are after charging special items of $141 million and depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO acquisition of $64 million.

Special items for the three months and the six months ended June 30, 2000 amounted to $141 million and comprised $84 million of costs arising from ARCO integration activities and $57 million of costs related to rationalization activities post the BP/Amoco merger. There were special items of $33 million and $50 million for the three months and six months ended June 30, 1999. The special items in 1999 were in respect of BP/Amoco merger integration costs.

The pro forma result adjusted for special items for the second quarter was $1,482 million, up by $889 million or 150% on the same period last year. The half year result was up 125% on a year ago.

The main drivers of the improvement in 2000 on the corresponding quarter and half year in 1999 were higher refining margins, a continued reduction in operating costs, with the overall cost reduction programme on track, and ARCO income. Although weak at the start of the second quarter, refining margins improved over the period, particularly in the USA and, to a lesser extent, in Europe. Improved operating performance also played a significant part in the period-on-period improvement. The strength was principally due to OPEC constraint on crude output and gasoline tightness. In marketing, the effect of steadily rising crude and product prices was to depress margins, with impacts in both the retail sector and, to a lesser extent, in the commercial sector.

Including the contribution from ARCO, product sales and retail shop revenues in the second quarter increased significantly versus a year ago.

During the second quarter there was further progress on our clean fuels initiatives, with the launch on June 21, of low sulphur gasoline in the Indianapolis metropolitan area in the United States. This is the fifth metropolitan area in the United States where low sulphur gasoline has been introduced. On July 3, the launch of BP Cleaner Unleaded in London took place as part of the national roll-out of low sulphur gasoline in the UK. Worldwide, 32 markets now sell cleaner fuels.

On July 13, BP announced that a definitive agreement to sell the Alliance refinery, located in Belle Chasse, Louisiana, USA, had been reached with Tosco Corporation. In late July, it was announced that BP had agreed to sell the Alliance Products Pipeline and Terminal System to Colonial Pipeline Company. Both these transactions are subject to regulatory approvals.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued

CHEMICALS

                                                            Three months ended     Six months ended
                                                                  June 30              June 30
                                                                (Unaudited)          (Unaudited)
                                                              2000       1999      2000       1999
                                                            ------------------    ------------------
Total replacement cost operating profit         - $m           320        198       579        404
Special Items                                   - $m            50         59        50         70
Acquisition amortization                        - $m             -          -         -          -
                                                            ------------------    ------------------
Pro forma operating result
adjusted for special items                      - $m           370        257       629        474
                                                            ------------------    ------------------
Chemicals Indicator Margin*                     - $/te         143         96       128        108
Production volumes                              - kte        5,489      5,515    11,192     10,658

* The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broader range of products than our previous indicator. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are Fabrics and Fibres, plastic fabrications, poly alpha-olefins, anhydrides, Engineering Polymers and Carbon Fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(a)  Further operating information is shown on page 16.

Replacement cost operating profits for the three months and six months ended June 30, 2000 were $320 million and $579 million respectively, each including special charges of $50 million. For the corresponding periods in 1999 the replacement cost operating profits were $198 million (including special charges of $59 million) and $404 million (including special charges of $70 million).

The special items in 2000 mainly comprise an asset writedown. The special items in 1999 related to litigation settlement and integration costs arising from the BP/Amoco merger.

The quarter's pro forma result adjusted for special items was $111 million higher than in the first quarter, primarily on the strength of improved margins, in spite of lower volumes. Results were well above the second quarter of 1999, reflecting the benefits of better margins and lower costs, in spite of higher business development expenditure. The half year result was up 33% on a year ago reflecting similar factors.

Chemicals production was 5,489 ktes in the second quarter. This was a 4% decrease from the first quarter due to scheduled maintenance shutdowns and unplanned plant outages. Production for the second quarter was similar to a year ago. For the six months ended June 30, 2000 production was up 5% compared with 1999.

Capital expenditure in the quarter was down slightly on a year ago due to the phasing of projects.

During the second quarter, we reached agreement in principle with Bayer to acquire their 50% interest in the two companies' Erdoelchemie joint venture. Also, we received the Chinese government's approval to increase the capacity of our planned ethylene joint venture in Shanghai, and we joined with other major chemical companies in agreeing to evaluate the creation of a new e-commerce company which will develop and provide an on-line marketplace for a broad range of chemical products. BP also announced plans to divest its Engineering Polymers and Carbon Fibres businesses.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

CHEMICALS

                                                            Three months ended     Six months ended
                                                                  June 30              June 30
                                                                (Unaudited)          (Unaudited)
                                                              2000       1999      2000       1999
                                                            ------------------    ------------------
Replacement cost operating loss                     - $m      (299)      (186)     (526)      (310)
Special items                                       - $m       150         77       166         77
Acquisition amortization                            - $m         -          -         -          -
                                                            ------------------    ------------------
Pro forma operating result
adjusted for special items                          - $m      (149)      (109)     (360)      (233)
                                                            ------------------    ------------------

Other Businesses and Corporate comprises Finance, Aluminium, BP Solar, the group's coal asset, interest income and costs relating to corporate activities worldwide. Replacement cost operating loss for the three months ended June 30, 2000 was $299 million (including special items of $150 million) and $526 million for the six months ended June 30, 2000 (including special items of $166 million). There were special items of $77 million for the three months and six months ended June 30, 1999 in respect of BP/Amoco merger integration costs.

The special items in 2000 comprised $121 million of costs arising from ARCO integration activities and $45 million related to rationalization activities post the BP/Amoco merger.

BP Solar production and shipments in the quarter and half year showed continuing growth, with the second quarter up 26% on a year ago and the half year up by 24%. Capacity is being expanded to meet further anticipated growth in sales.

EXCEPTIONAL ITEMS

                                                            Three months ended     Six months ended
                                                                  June 30              June 30
                                                                (Unaudited)          (Unaudited)
                                                              2000       1999      2000       1999
                                                            ------------------    ------------------
Profit (loss) on sale of fixed assets and
businesses and termination of operations          - $m         161        162         4        259
Restructuring costs                               - $m           -       (348)        -     (1,503)
Taxation credit (charge)                          - $m        (141)        23      (108)       221
                                                            ------------------    ------------------
Exceptional items after taxation                                20       (163)     (104)    (1,023)
                                                            ------------------    ------------------

(a) For further information on exceptional items see Note 7 of Notes to Consolidated Financial Statements.

Exceptional items for the second quarter of 2000 include the profit of some $380 million on sale of BP's interest in Altura Energy and the losses of some $220 million on sale of certain Venezuelan upstream interests. In addition, exceptional items for the half year include the subvention of Singapore Aromatics Company bank loans of $210 million.

OUTLOOK

Overall, the outlook in the near term remains broadly positive. Crude prices continue to be firm but volatile despite recent OPEC production increases. In the short term, low stocks, particularly in the USA, are likely to continue to support the market. Natural gas prices have been very strong this year and it is probable that this trend will continue. Refining margins are likely to remain healthy but volatile, supported by low product stocks. The expectation for Chemicals is for continued volume growth, but with pressure on margins due to increased supply.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued

FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Habor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement: The foregoing discussion, in particular the statements under `Outlook', focuses on certain trends and general market and economic conditions and outlook on production levels or rates, prices, margins and currency exchange rates and, as such, are forward-looking statements that involve risk and uncertainty that could cause actual results and developments to differ materially from those expressed or implied by this discussion. By their nature, trends and outlook on production, price, margin and currency exchange rates are difficult to forecast with any precision, and there are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including future levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors, natural disasters and other changes to business conditions. Additional information, including information on factors which may affect BP Amoco's business, is contained in BP Amoco's Annual Report and Accounts for 1999 and in the Annual Report on Form 20-F for 1999 filed with the US Securities and Exchange Commission.

2000 DIVIDENDS

On August 8, 2000, BP Amoco p.l.c. announced a second quarterly dividend for 2000 of 5 cents per Ordinary Share of 25c (Ordinary Shares), representing $0.30 per American Depositary Share (ADS) amounting to $1,129 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of Ordinary Shares is August 18, 2000, with payment to be made on September 11, 2000.

The dividend payable on September 11, 2000 entitles qualifying ADS shareholders to a refund of the 1/9th UK tax credit (approximately $0.033) attaching to the dividend less a UK withholding tax limited to the amount of the tax credit. The effect of these arrangements for ADS holders is currently a cash payment of $0.300, a gross dividend for tax purposes of $0.333 and a potential tax credit of $0.033 per ADS.

There is a Dividend Reinvestment Plan whereby holders of Ordinary Shares can elect to reinvest the net cash dividend in shares purchased on the London Stock Exchange. This plan is not available to any person resident in the USA or Canada, or in any jurisdiction outside the UK where such an offer requires compliance by the Company with any governmental or regulatory procedures or any similar formalities.

A dividend reinvestment facility is, however, available for holders of ADRs through the Direct Access Plan of Morgan Guaranty Trust Company of New York.

Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on September 11, 2000.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF INCOME

                                                         Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
                                                           ($ million, except per share amounts)
Turnover - Note 2                                         39,027    22,939    72,118     40,923
Less: joint ventures                                       5,869     3,923    11,249      7,265
                                                         -------   -------   -------    -------
Group turnover                                            33,158    19,016    60,869     33,658

Replacement cost of sales                                 27,056    15,443    49,222     27,354
Production taxes - Note 3                                    488       215       986        357
                                                         -------   -------   -------    -------
Gross profit                                               5,614     3,358    10,661      5,947
Distribution and administration expenses                   1,815     1,569     3,194      3,105
Exploration expense - Note 4                                 168       124       299        296
                                                         -------   -------   -------    -------
                                                           3,631     1,665     7,168      2,546
Other income                                                 354       164       438        269
                                                         -------   -------   -------    -------
Group replacement cost operating profit                    3,985     1,829     7,606      2,815
Share of profits of joint ventures                           286       140       455        271
Share of profits of associated undertakings                  168       106       339        235
                                                         -------   -------   -------    -------
Total replacement cost operating profit - Notes 5 and 6    4,439     2,075     8,400      3,321
Profit on sale of fixed assets and businesses - Note 7       161       162         4        259
Restructuring costs - Note 7                                   -      (348)        -     (1,503)
                                                         -------   -------   -------    -------
Replacement cost profit before interest and tax - Note 5   4,600     1,889     8,404      2,077
Inventory holding gains (losses) - Note 9                    213       572       745        579
                                                         -------   -------   -------    -------
Historical cost profit before interest and tax             4,813     2,461     9,149      2,656
Interest expense - Note 10                                    403       328       699        632
                                                         -------   -------   -------    -------
Profit before taxation                                     4,410     2,133     8,450      2,024
Taxation - Note 11                                         1,289       473     2,176        529
                                                         -------   -------   -------    -------
Profit after taxation                                      3,121     1,660     6,274      1,495
Minority shareholders' interest                               22        25        90         36
                                                         -------   -------   -------    -------
Profit for the period                                      3,099     1,635     6,184      1,459
                                                         =======   =======   =======    =======
Earnings per Ordinary Share - cents (a)
   Basic                                                   13.95      8.44     29.83       7.53
   Diluted                                                 13.85      8.40     29.62       7.49
                                                         -------   -------   -------    -------
Earnings per American depositary share - cents (a)
   Basic                                                   83.70     50.64    178.98      45.18
   Diluted                                                 83.10     50.40    177.72      44.94
                                                         -------   -------   -------    -------

Average number of outstanding Ordinary Shares (millions)  22,030    19,386    20,728     19,362
                                                         =======   =======   =======    =======

---------------

(a)A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 16.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEET

                                                  June 30, 2000               December 31, 1999
                                                   (Unaudited)
                                                                 ($ million)
Fixed assets
  Intangible assets                                      14,725                           3,344
  Tangible assets                                        67,080                          52,631
  Investments                                            16,422                          10,109
                                                       --------                        --------
                                                         98,227                          66,084
Current assets

  Inventories                                     6,630                       5,124
  Receivables                                    21,139                      16,802
  Investments                                     2,616                         220
  Cash at bank and in hand                        3,313                       1,331
                                               --------                    --------
                                                 33,698                      23,477
                                               --------                    --------
Current liabilities - falling due within one year
  Finance debt                                    2,833                       4,900
  Accounts payable and accrued liabilities       24,428                      18,375
                                               --------                    --------
                                                 27,261                      23,275
                                               --------                    --------
Net current assets                                        6,437                             202
                                                       --------                        --------
Total assets less current liabilities                   104,664                          66,286

Noncurrent liabilities
  Finance debt                                   16,354                       9,644
  Accounts payable and accrued liabilities        2,155                       2,245
  Provisions for liabilities and charges         12,027                      10,055
                                               --------                    --------
                                                         30,536                          21,944
                                                       --------                        --------
Net assets                                               74,128                          44,342
Minority shareholders' interest                           1,836                           1,061
                                                       --------                        --------
BP Amoco shareholders' interest (a) - Note 15            72,292                          43,281
                                                       ========                        ========

Represented by:
Capital shares
  Preference                                                 21                              21
  Ordinary                                                5,657                           4,871
Paid-in surplus                                           3,559                           3,684
Retained earnings                                        35,730                          34,008
Merger and other reserve                                 27,325                             697
                                                       --------                        --------
                                                         72,292                          43,281
                                                       ========                        ========

---------------

(a) A summary of the material adjustments to BP Amoco shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 16.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENT OF CASHFLOWS

                                                         Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
                                                                       ($ million)
Net cash inflow from operating activities                  5,244     2,329     8,008      3,158
                                                         -------   -------   -------    -------
Dividends from joint ventures                                332       230       527        442
                                                         -------   -------   -------    -------
Dividends from associated undertakings                       143        98       174        143
                                                         -------   -------   -------    -------
Servicing of finance and returns on investments
Interest received                                            114        50       149         82
Interest paid                                               (344)     (316)     (568)      (597)
Dividends received                                             2        13         3         20
Dividends paid to minority shareholders                       (6)      (31)       (8)       (96)
                                                         -------   -------   -------    -------
Net cash outflow from servicing of finance
and returns on investments                                  (234)     (284)     (424)      (591)
                                                         -------   -------   -------    -------
Taxation
UK corporation tax                                           (64)      (59)     (264)      (131)
Overseas tax                                                (889)      (89)   (1,226)       (62)
                                                         -------   -------   -------    -------
Tax paid                                                    (953)     (148)   (1,490)      (193)
                                                         -------   -------   -------    -------
Capital expenditure
Payments for fixed assets                                 (2,765)   (1,678)   (4,186)    (3,193)
Proceeds from the sale of fixed assets                       182       352       588        439
                                                         -------   -------   -------    -------
Net cash outflow for capital expenditure                  (2,583)   (1,326)   (3,598)    (2,754)
                                                         -------   -------   -------    -------
Acquisitions and disposals
Investments in associated undertakings                      (244)      (51)     (441)      (139)
Acquisitions                                                   -       (45)     (869)       (45)
Net investment in joint ventures                            (121)      (69)     (123)      (269)
Proceeds from the sale of businesses                       6,800         -     6,825         92
                                                         -------   -------   -------    -------
Net cash inflow (outflow) for
acquisitions  and disposals                                6,435      (165)    5,392       (361)
                                                         -------   -------   -------    -------
Equity dividends paid                                     (1,133)   (1,934)   (2,104)    (2,197)
                                                         -------   -------   -------    -------
Net cash inflow (outflow)                                  7,251    (1,200)    6,485     (2,353)
                                                         =======   =======   =======    =======

Financing (Note 13)                                        3,465    (1,438)    3,542     (2,267)
Management of liquid resources                             1,919         -     1,939       (161)
Increase (decrease) in cash                                1,867       238     1,004         75
                                                         -------   -------   -------    -------
                                                           7,251    (1,200)    6,485     (2,353)
                                                         =======   =======   =======    =======

---------------

(a)This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 16.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
              CONSOLIDATED STATEMENT OF CASHFLOWS - continued

                                                         Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
                                                                       ($ million)
Reconciliation of historical cost profit before interest
and tax to net cash inflow from operating activities

Historical cost profit before interest and tax             4,813     2,461     9,149      2,656
Depreciation and amounts provided                          1,831     1,152     3,026      2,396
Exploration expenditure written off                           74        51       140        135
Share of profits of joint ventures and
associated undertakings +                                   (535)     (383)     (988)      (739)
Interest and other income                                   (113)      (61)     (160)      (113)
(Profit) loss on sale of fixed assets and businesses        (153)     (148)       18       (206)
Charge for provisions                                        282        30       437        479
Utilization of provisions                                   (129)     (115)     (333)      (210)
(Increase) decrease in stocks                               (611)     (603)     (866)      (604)
(Increase) decrease in debtors                            (2,446)     (774)   (3,586)    (1,788)
(Decrease) increase in creditors                           2,231       719     1,171      1,152
                                                         -------   -------   -------    -------
Net cash inflow from operating activities                  5,244     2,329     8,008      3,158
                                                         =======   =======   =======    =======
Financing
Long-term borrowing                                       (1,228)   (1,616)   (1,540)    (1,666)
Repayments of long-term borrowing                            487       558       580      1,351
Short-term borrowing                                         (59)     (463)     (682)    (2,655)
Repayments of short-term borrowing                         3,249       148     4,199        869
                                                         -------   -------   -------    -------
                                                           2,449    (1,373)    2,557     (2,101)
Issue of ordinary share capital                             (108)      (65)     (139)      (166)
Repurchase of share capital                                  829         -       829          -
Stamp duty reserve tax                                       295         -       295          -
                                                         -------   -------   -------    -------
Net cash outflow (inflow) from financing                   3,465    (1,438)    3,542     (2,267)
                                                         =======   =======   =======    =======

---------------

+  Includes the following amounts of depreciation
   for the BP/Mobil European JV                               71        72       148        150
                                                         =======   =======   =======    =======

(a)This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 16.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                    CAPITAL EXPENDITURE AND ACQUISITIONS

                                                         Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
                                                                       ($ million)
By business

Exploration and Production
   UK                                                        277       203       440        447
   Rest of Europe                                             36         5        60         13
   USA                                                       819       400     1,200        762
   Rest of World                                             410       490       705        810
                                                         -------   -------   -------    -------
                                                           1,542     1,098     2,405      2,032
                                                         -------   -------   -------    -------
Gas and Power
   UK*                                                        28         -        30          -
   Rest of Europe                                              1         -         2          -
   USA*                                                       28         3        28          3
   Rest of World                                               -         1         4          1
                                                         -------   -------   -------    -------
                                                              57         4        64          4
                                                         -------   -------   -------    -------
Refining and Marketing
   UK**                                                       29        41       918         75
   Rest of Europe                                             65        96       109        176
   USA                                                       336       130       413        284
   Rest of World                                              88        62       180        110
                                                         -------   -------   -------    -------
                                                             518       329     1,620        645
                                                         -------   -------   -------    -------
Chemicals
   UK                                                        136       103       288        163
   Rest of Europe                                             34        71        67        132
   USA                                                        52        84        91        147
   Rest of World                                              58        52       325         77
                                                         -------   -------   -------    -------
                                                             280       310       771        519
                                                         -------   -------   -------    -------
Other businesses and corporate+                              647        38       700         63
                                                         -------   -------   -------    -------
                                                           3,044     1,779     5,560      3,263
                                                         =======   =======   =======    =======
By geograpical area
   UK                                                      1,077       376     2,325        720
   Rest of Europe                                            138       172       244        323
   USA                                                     1,273       626     1,770      1,221
   Rest of World                                             556       605     1,221        999
                                                         -------   -------   -------    -------
                                                           3,044     1,779     5,560      3,263
                                                         =======   =======   =======    =======
Includes the following amounts for the
BP/Mobil European joint venture                               86       127       141        234
                                                         =======   =======   =======    =======


* The three months ended June 30, 2000 includes investment in Great Yarmouth Power Station and GreenMountain.com.

** The six months ended June 30, 2000 includes $869 million for the purchase of some 19.5% of Burmah Castrol's issued share capital.

+ The three months ended June 30, 2000 includes $578 million for the acquisition of a 2.2% interest in PetroChina.

                      BP AMOCO p.l.c. AND SUBSIDIARIES

                           OPERATING INFORMATION

                                                         Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000*      1999
                                                                       ($ million)
Crude oil and natural gas liquids production
(thousand barrels per day), (net of royalties)
   UK                                                        519       565       550        575
   Rest of Europe                                             88        98        90        102
   USA                                                       705       794       749        804
   Rest of World                                             585       592       550        592
                                                         -------   -------   -------    -------
Total crude oil and liquids production                     1,897     2,049     1,939      2,073
                                                         =======   =======   =======    =======
Natural gas production (million cubic feet per day)
   UK                                                      1,630     1,132     1,688      1,310
   Rest of Europe                                             99       146       142        194
   USA                                                     3,188     2,380     2,760      2,406
   Rest of World                                           2,777     2,286     2,412      2,097
                                                         -------   -------   -------    -------
Total natural gas production                               7,694     5,944     7,002      6,007
                                                         =======   =======   =======    =======
Gas sales volumes (million cubic feet per day)
   UK                                                      1,482     1,052     1,525      1,320
   Rest of Europe                                            148       142       168        195
   USA                                                     6,239     4,178     5,512      3,643
   Rest of World                                           4,616     2,918     4,311      2,760
                                                         -------   -------   -------    -------
Total gas sales volumes                                   12,485     8,290    11,516      7,918
                                                         =======   =======   =======    =======
Refinery throughputs (thousand barrels per day)
   UK                                                        265       285       273        279
   Rest of Europe                                            535       519       528        541
   USA                                                     1,853     1,396     1,573      1,336
   Rest of World                                             368       383       360        383
                                                         -------   -------   -------    -------
Total refinery throughput                                  3,021     2,583     2,734      2,539
                                                         =======   =======   =======    =======
Oil sales volumes (thousand barrels per day)
Refined products
   UK                                                        227       231       225        236
   Rest of Europe                                            781       785       774        785
   USA                                                     2,027     1,597     1,750      1,528
   Rest of World                                             584       571       617        614
                                                         -------   -------   -------    -------
   Total marketing sales                                   3,619     3,184     3,366      3,163
   Trading/supply sales                                    2,071     1,928     1,846      1,851
                                                         -------   -------   -------    -------
   Total refined product sales                             5,690     5,112     5,212      5,014
Crude oil                                                  6,271     4,175     6,383      4,062
                                                         -------   -------   -------    -------
Total oil sales                                           11,961    9,287     11,595     9,076
                                                         =======   =======   =======    =======
Chemicals production+ (thousand tonnes)
   UK                                                        658       941     1,525      1,916
   Rest of Europe                                          1,692     1,507     3,332      2,916
   USA                                                     2,562     2,488     5,181      4,787
   Rest of World                                             577       579     1,154      1,039
                                                         -------   -------   -------    -------
Total production                                           5,489     5,515    11,192     10,658
                                                         =======   =======   =======    =======

+  Includes  BP  share  of  associated   undertakings  and  other  interests  in
   production.

* The daily average operating information for the six months ended June 30, 2000 includes ARCO with effect from April 14.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                          ENVIRONMENTAL INDICATORS

                                                         Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
Average oil realizations - $/bbl
   UK                                                      26.24     14.75     26.23      12.86
   USA                                                     23.77     14.12     24.18      11.96
   Rest of World                                           24.64     14.51     25.41      12.51
   BP average                                              24.98     14.49     25.30      12.45

Average natural gas realizations - $/mcf
   UK                                                       1.99      2.24      2.12       2.27
   USA                                                      3.01      1.97      2.73       1.78
   Rest of World                                            2.20      1.42      2.00       1.51
   BP average                                               2.51      1.82      2.33       1.81

Henry Hub gas price ($/mcf)                                 3.44      2.15      2.99       1.95

Global Indicator Refining Margins *- $/bbl
   UK                                                       4.26      0.81      3.16       1.01
   USA                                                      5.22      1.48      3.95       1.22
   Rest of World                                            0.63      0.17      1.53       0.48
   BP average                                               4.69      1.21      3.56       1.12

Chemicals Indicator Margin+ - $/te                           143        96       128        108

* The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

+  The   Chemicals   Indicator   Margin   (CIM)  is  a   weighted   average   of
   externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broader range of products than our previous indicator. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are Fabrics and Fibres, plastic fabrications, poly alpha-olefins, anhydrides, Engineering Polymers and Carbon Fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

The rates used in preparing these Financial Statements are shown below:

                                                         Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
US dollar/Sterling exchange rates
Average rates for the period                                1.53      1.61      1.57       1.62
Period-end rates                                            1.52      1.58      1.52       1.58
                                                         =======   =======   =======    =======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      SPECIAL ITEMS AND ACQUISITION AMORTIZATION BY SEGMENT (PRE-TAX)

                                                         Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
                                                                       ($ million)
Special Items
   Exploration and Production
   UK                                                         70        11        70         43
   Rest of Europe                                              -         6         -          8
   USA                                                       152         9       152         57
   Rest of World                                              37         2        61          6
                                                         -------   -------   -------    -------
                                                             259        28       283        114
                                                         -------   -------   -------    -------
   Gas and Power
   UK                                                          -         -         -          -
   Rest of Europe                                              -         -         -          -
   USA                                                         -         -         -          -
   Rest of World                                               -         -         -          -
                                                         -------   -------   -------    -------
                                                               -         -         -          -
                                                         -------   -------   -------    -------
   Refining and Marketing
   UK                                                          -         3         -         16
   Rest of Europe                                             29         -        29          -
   USA                                                       112        29       112         33
   Rest of World                                               -         1         -          1
                                                         -------   -------   -------    -------
                                                             141        33       141         50
                                                         -------   -------   -------    -------
   Chemicals
   UK                                                          3        24         3         26
   Rest of Europe                                              1        31         1         35
   USA                                                        46         4        46          8
   Rest of World                                               -         -         -          1
                                                         -------   -------   -------    -------
                                                              50        59        50         70
                                                         -------   -------   -------    -------
   Other businesses and corporate
   UK                                                         19        30        19         30
   Rest of Europe                                              -         2         -          2
   USA                                                       131        44       147         44
   Rest of World                                               -         1         -          1
                                                         -------   -------   -------    -------
                                                             150        77       166         77
                                                         =======   =======   =======    =======
   Total                                                     600       197       640        311
                                                         =======   =======   =======    =======

Acquisition Amortization

   Exploration and Production
   UK                                                          6         -         6          -
   USA                                                       227         -       227          -
   Rest of World                                              20         -        20          -
                                                         -------   -------   -------    -------
                                                             253         -       253          -
                                                         -------   -------   -------    -------
   Refining and Marketing
   USA                                                        64         -        64          -
                                                         -------   -------   -------    -------
Total                                                        317         -       317          -
                                                         -------   -------   -------    -------

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 1999 included in BP Amoco's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

                                                         Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
                                                                       ($ million)
2. Turnover
   By business
   Exploration and Production                              7,278     4,355    13,782      7,825
   Gas and Power                                           2,772     1,153     4,945      2,369
   Refining and Marketing                                 25,120    13,988    45,898     24,155
   Chemicals                                               2,914     2,248     5,695      4,371
   Other businesses and corporate                             51        45        92         75
                                                         -------   -------   -------    -------
                                                          38,135    21,789    70,412     38,795
   Less: sales between businesses                          4,977     2,773     9,543      5,137
                                                         -------   -------   -------    -------
   Group excluding joint ventures                         33,158    19,016    60,869     33,658
   Sales of joint ventures                                 5,869     3,923    11,249      7,265
                                                         -------   -------   -------    -------
                                                          39,027    22,939    72,118     40,923
                                                         =======   =======   =======    =======
   By geographical area
   UK                                                     11,112     6,397    21,462     11,192
   Rest of Europe                                          1,859     1,468     3,733      2,658
   USA                                                    17,575     9,043    30,548     15,673
   Rest of World                                           6,977     4,248    13,337      7,702
                                                         -------   -------   -------    -------
                                                          37,523    21,156    69,080     37,225
   Less: Sales between areas                               4,365     2,140     8,211      3,567
                                                         -------   -------   -------    -------
   Group excluding joint ventures                         33,158    19,016    60,869     33,658
                                                         =======   =======   =======    =======
   Sales of joint ventures
   UK                                                      1,414       836     2,774      1,583
   Rest of Europe                                          5,358     3,528    10,365      6,517
   USA                                                       159        27       159         51
   Rest of World                                             128        99       249        159
                                                         -------   -------   -------    -------
                                                           7,059     4,490    13,547      8,310
   Less: sales between areas                               1,190       567     2,298      1,045
                                                         -------   -------   -------    -------
                                                           5,869     3,923    11,249      7,265
                                                         =======   =======   =======    =======
3. Production taxes
   UK petroleum revenue tax                                  184        49       374         82
   Overseas production taxes                                 304       166       612        275
                                                         -------   -------   -------    -------
                                                             488       215       986        357
                                                         =======   =======   =======    =======
4. Exploration expense
   Exploration and Production
      UK                                                      15         7        23         20
      Rest of Europe                                           8        11        12         35
      USA                                                     90        30       125         50
      Rest of World                                           55        76       139        191
                                                         -------   -------   -------    -------
                                                             168       124       299        296
                                                         =======   =======   =======    =======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

5. Replacement cost profit

   Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit inventory holding gains and losses. These are the difference between the amount that is charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation and the amount charged to cost of sales based on the average cost of supplies incurred during the period. The former basis is used in arriving at the historical cost result whereas the latter basis is used in arriving at the replacement cost result. For further discussion of replacement cost operating profit see Item 8 of BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1999.

                                                         Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
                                                                       ($ million)
6. Total replacement cost operating profit
   By business
   Exploration and Production
   UK                                                        896       458     1,984        776
   Rest of Europe                                            185        74       373        149
   USA                                                     1,084       425     2,275        617
   Rest of World                                             950       508     1,686        673
                                                         -------   -------   -------    -------
                                                           3,115     1,465     6,318      2,215
                                                         -------   -------   -------    -------
   Gas and Power
   UK                                                          4         3        (1)         8
   Rest of Europe                                             11        29        66         81
   USA                                                        11         2        10          6
   Rest of World                                               -         4         3         11
                                                         -------   -------   -------    -------
                                                              26        38        78        106
                                                         -------   -------   -------    -------
   Refining and Marketing
   UK                                                       148        67        181         45
   Rest of Europe                                           130        58        166        158
   USA                                                      856       332      1,280        445
   Rest of World                                            143       103        324        258
                                                        -------   -------    -------    -------
                                                          1,277       560      1,951        906
                                                        -------   -------    -------    -------
   Chemicals
   UK                                                       (33)      (26)      (64)        16
   Rest of Europe                                           118        21       196         82
   USA                                                      196       155       364        262
   Rest of World                                             39        48        83         44
                                                        -------   -------   -------    -------
                                                            320       198       579        404
                                                        -------   -------   -------    -------
   Other businesses and corporate                          (299)     (186)     (526)      (310)
                                                        -------   -------   -------    -------
                                                          4,439     2,075     8,400      3,321
                                                        =======   =======   =======    =======
   By geographical area
   UK                                                       986       397     1,960        744
   Rest of Europe                                           461       191       827        473
   USA                                                    1,854       823     3,506      1,111
   Rest of World                                          1,138       664     2,107        993
                                                        -------   -------   -------    -------
                                                          4,439     2,075     8,400      3,321
                                                        =======   =======   =======    =======
   Includes the following amounts for joint
   ventures and associated undertakings                     454       246       794        506
                                                        =======   =======   =======    =======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                         Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
                                                                       ($ million)
7. Analysis of exceptional items
   Profit (loss) on sale of fixed assets
   and businesses
   Exploration and Production                                168         8       206         (1)
   Gas and Power                                               -         -         -          -
   Refining and Marketing                                      5        59        24        103
   Chemicals                                                   -       102      (210)       164
   Other businesses and corporate                            (12)       (7)      (16)        (7)
                                                         -------   -------   -------    -------
                                                             161       162         4        259
   Restructuring costs                                         -      (348)        -     (1,503)
                                                         -------   -------   -------    -------
   Total exceptional items before taxation                   161      (186)        4     (1,244)
                                                         -------   -------   -------    -------
   Includes the following amounts for joint
   ventures and associated undertakings                        8         8        22         47
                                                         =======   =======   =======    =======

8.   Restructuring and integration costs

     During the year ended December 31, 1999 BP Amoco recognized exceptional charges before tax of $1,943 million for restructuring costs. The restructuring costs arose from restructuring activity across the Group following the merger of BP and Amoco at the end of 1998 and relate predominantly to the Group's US operations. The main areas of activity were the elimination of duplication in the former BP and Amoco operations and ongoing restructuring to adapt to the changing business environment, and some further outsourcing. The major elements of the restructuring charges comprised employee severance costs ($1,212 million) and provisions to cover future rental payments on surplus leasehold office accommodation and other property ($297 million). Also included in the restructuring charges were office closure costs, contract termination payments and asset write-offs. The cash outflow for these restructuring charges during 1999 was $976 million. During the first six months of 2000 the cash outflow for restructuring charges totalled $224 million.

     During 1999, some 16,000 employees left the Group through severance or outsourcing arrangements. Of these, some 13,000 were based in the USA. The reductions arose mainly in Houston, Texas; Chicago, Illinois; and Cleveland and Warrensville, Ohio. Approximately 4,000 more employees had received notification of the termination of their employment by the end of 1999 and are expected to leave the Group in 2000. In the six months ended June 30, 2000 some 1,700 employees left the Group.


     During the three months ended June 30, 2000 following the combination of BP and ARCO, integration costs of $464 million including severance costs of $311 million and provisions against surplus properties of $100 million were recognized. Approximately 1,800 ARCO employees, mainly in the USA, were notified of the termination of their employment. By the end of June approximately 300 employees had left the Group and approximately $5 million of severance and ancillary benefits had been paid.


                                                         Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
                                                                       ($ million)
9. Inventory holding gains (losses)
   Exploration and Production                                  1         1         2        (10)
   Gas and Power                                              17         -        22          -
   Refining and Marketing                                    153       531       616        576
   Chemicals                                                  42        40       105         13
                                                         -------   -------   -------    -------
                                                             213       572       745        579
                                                         =======   =======   =======    =======
   Includes the following amounts for joint
   ventures and associated undertakings                       95       129       194        186
                                                         =======   =======   =======    =======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                         Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
                                                                       ($ million)
10.Interest expense
   Group interest payable                                    341       263       572        499
   Capitalized                                               (36)      (11)      (51)       (26)
                                                         -------   -------   -------    -------
                                                             305       252       521        473
   Joint ventures                                             21        15        35         31
   Associated undertakings                                    32        28        62         65
   Unwinding of discount on provisions                        45        33        81         63
                                                         -------   -------   -------    -------
                                                             403       328       699        632
                                                         =======   =======   =======    =======
11.Charge for taxation
   United Kingdom                                            287      100        604        188
   Overseas                                                1,002       373     1,572        341
                                                         -------   -------   -------    -------
                                                           1,289       473     2,176        529
                                                         =======   =======   =======    =======
   Includes the following amounts for joint
   ventures and associated undertakings                       26        26        78         50
                                                         =======   =======   =======    =======

12.Return on Average Capital Employed

   Replacement cost basis
   RC profit before exceptional items                      2,866     1,226     5,543      1,903
   Interest                                                  403       328       699        632
   Minority shareholders' interest                            22        25        90         36
                                                         -------   -------   -------    -------
                                                           3,291     1,579     6,332      2,571
   Average Capital Employed                               94,599*   57,551      +        57,905
                                                         -------   -------   -------    -------
   ROACE                                                   13.9%     11.0%      +          8.9%
                                                         -------   -------   -------    -------

   Pro forma and special items adjustments
   Acquisition amortization                                  317         -       317          -
   Special items (post tax)                                  442       141       472        225
   Average Capital Employed acquisition adjustment        18,079**       -      +             -
                                                         -------   -------   -------    -------
   ROACE - Pro forma basis adjusted for special items      21.2%     12.0%      +          9.7%
                                                         -------   -------   -------    -------

   Historical cost basis
   Historical cost profit after exceptional items          3,099     1,635     6,184      1,459
   Interest                                                  403       328       699        632
   Minority shareholders' interest                            22        25        90         36
                                                         -------   -------   -------    -------
                                                           3,524     1,988     6,973      2,127
                                                         -------   -------   -------    -------
   ROACE                                                   14.9%     13.8%      o          7.3%

   * Based on an opening capital employed of $95,883 million and closing capital employed of $93,315 million.

   ** Based on the average pro forma adjustment for intangible and tangible fixed assets (average of $18,237 million and $17,920 million).

   + As the combination of ARCO was completed in April it is not meaningful to show ROACE for the six months ended June 30, 2000.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                         Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
                                                                       ($ million)
13.Analysis of changes in net debt
   Opening balance
   Finance debt                                           14,357    14,510    14,544     13,755
   Less: Cash                                                462       270     1,331        405
         Current asset investments                           274       305       220        470
                                                         -------   -------   -------    -------
   Opening net debt                                       13,621    13,935    12,993     12,880
                                                         -------   -------   -------    -------
   Closing balance
   Finance debt                                           19,187    15,850    19,187     15,850
   Less: Cash                                              3,313       467     3,313        467
         Current asset investments                         2,616       304     2,616        304
                                                         -------   -------   -------    -------
   Closing net debt                                       13,258    15,079    13,258     15,079
                                                         -------   -------   -------    -------
   Decrease (increase) in net debt                           363    (1,144)     (265)    (2,199)
                                                         =======   =======   =======    =======

   Movement in cash/bank overdrafts                        1,867       238     1,004         75
   Increase (decrease) in current asset investments        1,919         -     1,939       (161)
   Net cash outflow (inflow) from financing
   (excluding share capital)                               2,449    (1,373)    2,557     (2,101)
   Other movements                                            28        (7)       84         (7)
   ARCO net debt acquired                                 (5,863)        -    (5,863)         -
                                                         -------   -------   -------    -------
   Movements in net debt before exchange effects             400    (1,142)     (279)    (2,194)
   Exchange adjustments                                      (37)       (2)       14         (5)
                                                         -------   -------   -------    -------
   Decrease (increase) in net debt                           363    (1,144)     (265)    (2,199)
                                                         =======   =======   =======    =======

14.Net Debt Ratio - Net Debt: Net Debt + Equity
   Gross debt                                             19,187    15,850    19,187     15,850
   Cash and current asset investments                      5,929       771     5,929        771
                                                         -------   -------   -------    -------
   Net debt                                               13,258    15,079    13,258     15,079
   Equity                                                 74,128    42,632    74,128     42,632
                                                         -------   -------   -------    -------
   Net debt ratio                                            15%       26%       15%        26%
   Acquisition adjustment                                 17,920        -     17,920         -
                                                         -------   -------   -------    -------
   Net debt ratio - pro forma basis                          19%       26%       19%        26%
                                                         =======   =======   =======    =======

15.Movement in BP Amoco shareholders' interest                        $ million
                                                                     (Unaudited)

   Balance at December 31, 1999                                         43,281

   Profit for the period                                                 6,184
   Distribution to shareholders                                         (2,262)
   Currency translation differences                                     (1,216)
   Employee share schemes                                                  149
   Share buy-back                                                         (976)
   ARCO acquisition                                                     27,427
   Share premium                                                          (295)
                                                                       -------
   Balance at June 30, 2000                                             72,292
                                                                       =======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.US generally accepted accounting principles

   The following is a summary of the adjustments to profit for the period and to BP Amoco shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

   Profit for the period                                Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
                                                                       ($ million)
   Profit as reported in the consolidated
   statement of income                                     3,099     1,635     6,184      1,459

   Adjustments:
   Depreciation charge                                      (101)        3      (120)        (7)
   Decommissioning and environmental expense                 (98)      (41)     (166)       (83)
   Onerous property leases                                    (5)        -       (12)       156
   Interest expense                                           45        33        81         63
   Deferred taxation                                        (199)      (24)     (713)        14
   Other                                                      16       (28)       31        (23)
                                                          ------    ------    ------     ------
                                                            (342)      (57)     (899)       120
                                                          ------    ------    ------     ------
   Profit  for the period as  adjusted
   to accord with US GAAP                                  2,757     1,578     5,285      1,579
                                                          ======    ======    ======     ======

   Profit for the period as adjusted:
   Per Ordinary Share - cents
      Basic                                                12.51      8.14     25.50       8.16
      Diluted                                              12.42      8.09     25.31       8.11
                                                          ======    ======    ======     ======
   Per American  Depositary  Share - cents (a)
      Basic                                                75.06     48.84    153.00      48.96
      Diluted                                              74.52     48.54    151.86      48.66
                                                          ======    ======    ======     ======

   BP Amoco shareholders' interest                          June 30, 2000      December 31, 1999 (b)
                                                             (Unaudited)
                                                                       ($ million)
   BP Amoco shareholders' interest as reported
   in the consolidated balance sheet                            72,292                43,281
   Adjustments:
     Fixed assets                                                7,283                 1,237
     Ordinary shares held for future
     awards to employees                                          (396)                 (456)
     Sale and leaseback of Chicago office building                (413)                 (413)
     Decommissioning and environmental provisions                 (406)                 (499)
     Onerous property leases                                       131                   139
     Deferred taxation                                         (14,665)               (6,082)
     Quarterly dividend                                          1,129                   972
     Pension liability adjustment                                 (144)                 (144)
     Other                                                        (160)                 (197)
                                                               -------               -------
                                                                (7,641)               (5,443)
                                                               -------               -------
   BP Amoco shareholders' interest as
   adjusted to accord with US GAAP                              64,651                37,838
                                                               =======               =======

---------------

(a)  One American Depositary share is equivalent to six Ordinary Shares.

(b) As reported in Note 44 of Notes to Financial Statements included in BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1999.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.US generally accepted accounting principles - continued

   The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                        Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
                                                                       ($ million)
   Operating activities
   Profit after taxation                                   3,121     1,660     6,274      1,495
   Adjustments to reconcile profits after tax to
   net cash provided by operating activities
   Depreciation and amounts provided                       1,831     1,152     3,026      2,396
   Exploration expense                                        74        51       140        135
   Share of (profit) loss of joint ventures
   and associates less dividends received                    (60)      (55)     (287)      (154)
   (Profit) loss on sale of businesses and fixed assets     (153)     (148)       18       (206)
   Working capital movement (see analysis below)             796      (547)   (1,232)    (1,422)
   Other                                                    (537)       42      (592)       477
                                                         -------   -------   -------    -------
   Net cash provided by operating activities               5,072     2,155     7,347      2,721
                                                         -------   -------   -------    -------

   Investing activities
   Capital expenditures                                   (2,799)   (1,582)   (4,217)    (2,866)
   Acquisitions, net of cash acquired                          -       (45)     (869)       (45)
   Investment in associated undertakings                    (244)      (51)     (441)      (139)
   Net investment in joint ventures                         (121)      (69)     (123)      (269)
   Proceeds from disposal of assets                        6,982       352     7,413        531
                                                         -------   -------   -------    -------
   Net cash used in investing activities                   3,818    (1,395)    1,763     (2,788)
                                                         -------   -------   -------    -------

   Financing activities
   Net proceeds from shares issued (repurchased)          (1,016)       65      (985)       166
   Proceeds from long-term financing                       1,228     1,616     1,540      1,666
   Repayments of long-term financing                        (487)     (558)     (580)    (1,351)
   Net (decrease) increase in short-term debt             (3,190)      315    (3,517)     1,786
   Dividends paid - BP Amoco                              (1,133)   (1,934)   (2,104)    (2,197)
                  - Minority shareholders                     (6)      (31)       (8)       (96)
                                                         -------   -------   -------    -------
   Net cash used in financing activities                  (4,604)     (527)   (5,654)       (26)
                                                         -------   -------   -------    -------
   Currency translation differences
   relating to cash and cash equivalents                      42       (40)       38        (15)
                                                         -------   -------   -------    -------
   Increase (decrease) in cash and cash equivalents        4,328       193     3,494       (108)
                                                         -------   -------   -------    -------
   Cash and cash equivalents at beginning of period          621       493     1,455        794
                                                         -------   -------   -------    -------
   Cash and cash equivalents at end of period              4,949       686     4,949        686
                                                         -------   -------   -------    -------

   Analysis of working capital movement
   Increase in inventories                                  (611)     (603)     (866)      (604)
   Increase in receivables                                (2,261)     (837)   (3,441)    (1,520)
   Increase in current liabilities
   (excluding finance debt)                                3,668       893     3,075        702
                                                         -------   -------   -------    -------
   Total working capital                                     796      (547)   (1,232)    (1,422)
                                                         =======   =======   =======    =======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.US generally accepted accounting principles - continued

   Earnings per share

   Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:

                                                        Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
                                                                     (shares million)
   Weighted average number of ordinary shares             22,030    19,386    20,728     19,362
   Ordinary shares issuable under employee share schemes     168       108       152        112
                                                         -------   -------   -------    -------
                                                          22,198    19,494    20,880     19,474
                                                         =======   =======   =======    =======


   Comprehensive income

   The components of comprehensive income, net of related tax are as follows:

                                                        Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
                                                            2000      1999      2000       1999
                                                                       ($ million)
   Profit for the period as adjusted to
   accord with US GAAP                                     2,667     1,578     5,285      1,579
   Currency translation differences                         (721)     (210)   (1,216)    (1,016)
   Pension liability                                           -         -         -          -
                                                         -------   -------   -------    -------
   Comprehensive income                                    1,946     1,368     4,069        563
                                                         =======   =======   =======    =======

   Accumulated other comprehensive income at June 30, 2000 and December 31, 1999 was $(2,734) million and $(1,518) million, respectively.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.US generally accepted accounting principles - continued

   Accounting for associated undertakings and joint ventures

   Under the provisions of UK Financial Reporting Standard No.9 `Associates and Joint Ventures', the Company includes its share of the results of associated undertakings and joint ventures (JVs) within various captions in the consolidated statement of income. Under US GAAP, the Company's share of the after tax profit or loss of associated undertakings and joint ventures would be recognized as a single amount. The following summarizes the reclassifications necessary to accord with US GAAP.

                                                         Three months ended June 30, 2000
                                                                   (Unaudited)
                                                    ------------------------------------------
                                                           As                          US GAAP
                                                     Reported   Reclassification  Presentation
                                                    ------------------------------------------
                                                                    ($ million)
   Consolidated statement of income
   Other income                                           354                478           832
   Share of profits of JVs and associated undertakings    454               (454)            -
   Exceptional items before taxation                      161                 (8)          153
   Inventory holding gains (losses)                       213                (95)          118
   Interest expense                                       403                (53)          350
   Taxation                                             1,289                (26)        1,263
   Profit for the period                                3,099                  -         3,099

                                                         Six months ended June 30, 2000
                                                                   (Unaudited)
                                                    ------------------------------------------
                                                           As                          US GAAP
                                                     Reported   Reclassification  Presentation
                                                    ------------------------------------------
                                                                    ($ million)
   Consolidated statement of income
   Other income                                           438                835         1,273
   Share of profits of JVs and associated undertakings    794               (794)            -
   Exceptional items before taxation                        4                (22)          (18)
   Inventory holding gains (losses)                       745               (194)          551
   Interest expense                                       699                (97)          602
   Taxation                                             2,176                (78)        2,098
   Profit for the period                                6,184                  -         6,184

                                                         Three months ended June 30, 1999
                                                                    (Unaudited)
                                                    ------------------------------------------
                                                           As                          US GAAP
                                                     Reported   Reclassification  Presentation
                                                    ------------------------------------------
                                                                    ($ million)
   Consolidated statement of income
   Other income                                           164                314           478
   Share of profits of JVs and associated undertakings    246               (246)            -
   Exceptional items before taxation                     (186)                (8)         (194)
   Inventory holding gains (losses)                       572               (129)          443
   Interest expense                                       328                (43)          285
   Taxation                                               473                (26)          447
   Profit for the period                                1,635                  -         1,635

                                                          Six months ended June 30, 1999
                                                                    (Unaudited)
                                                    ------------------------------------------
                                                           As                          US GAAP
                                                     Reported   Reclassification  Presentation
                                                    ------------------------------------------
                                                                    ($ million)
   Consolidated statement of income
   Other income                                          269                 593           862
   Share of profits of JVs and associated undertakings   506                (506)            -
   Exceptional items before taxation                  (1,244)                (47)       (1,291)
   Inventory holding gains (losses)                      579                (186)          393
   Interest expense                                      632                 (96)          536
   Taxation                                              529                 (50)          479
   Profit for the period                               1,459                   -         1,459

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.US generally accepted accounting principles - concluded

   Impact of new accounting standards

   Derivative instruments and hedging activities: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 `Accounting for Derivative Instruments and Hedging Activities' (SFAS 133). The effective date of this standard was delayed for one year, to accounting periods beginning after June 15, 2000, by Statement of Financial Accounting Standards No.137, `Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No.133', issued in June 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet completed its evaluation of the impact of adopting SFAS 133 on the Group's results of operations and financial position as adjusted to accord with US GAAP.

17.Comparative information relating to the Exploration and Production and Gas and Power businesses

   Following the creation of the Gas and Power business, which is reported separately from January 1, 2000, the comparative figures for 1999 have been restated. The following information reflects that restatement.

                                                                          YEAR
                                             THREE MONTHS ENDED           ENDED
                                     ---------------------------------   -------
                                     MAR 31,  JUN 30,  SEP 30,  DEC 31,  DEC 31,
                                       1999     1999     1999     1999     1999
                                     ---------------------------------   -------
                                                  $ MILLION


   Replacement cost operating profit
   Previously reported Exploration
   & Production total                   818    1,503    2,240    2,633    7,194

                                     =================================   ======
   Restated as:
   Exploration and Production

     UK                                 318      458      673      861    2,310
     Rest of Europe                      75       74      163      175      487
     USA                                192      425      597      922    2,136
     Rest of World                      165      508      750      627    2,050
                                     ---------------------------------   ------
                                        750    1,465    2,183    2,585    6,983
                                     =================================   ======
   Gas and Power

     UK                                   5        3        4        2       14
     Rest of Europe                      52       29       44       46      171
     USA                                  4        2        3       (2)       7
     Rest of World                        7        4        6        2       19
                                     ---------------------------------   ------
                                         68       38       57       48      211
                                     =================================   ======
   Turnover
   By business

     Exploration and Production       3,470    4,355    5,678    5,630   19,133
     Gas and Power                    1,216    1,153    1,359    1,595    5,323
     Refining and Marketing          10,167   13,988   16,697   22,041   62,893
     Chemicals                        2,123    2,248    2,297    2,724    9,392
     Other businesses and corporate      30       45       39       84      198
                                     ---------------------------------  -------
                                     17,006   21,789   26,070   32,074   96,939
     Less: sales between businesses   2,364    2,773    4,112    4,124   13,373
                                     ---------------------------------  -------
     Group excluding JVs             14,642   19,016   21,958   27,950   83,566
     Sales of joint ventures          3,342    3,923    4,707    5,642   17,614
                                     --------------------------------- --------
                                     17,984   22,939   26,665   33,592  101,180
                                     ================================= ========

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded

17.Comparative information relating to the Exploration and Production and Gas and Power businesses - continued


                                                                          YEAR
                                             THREE MONTHS ENDED           ENDED
                                     ---------------------------------   -------
                                     MAR 31,  JUN 30,  SEP 30,  DEC 31,  DEC 31,
                                       1999     1999     1999     1999     1999
                                     ---------------------------------   -------
                                                  $ MILLION

   Exceptional items
   Previously reported Exploration &
   Production total                      (9)       8     (419)     (91)    (511)
                                     =================================   =======
   Restated as:

     Exploration and Production          (9)       8     (419)    (105)    (525)
     Gas and Power                        -        -        -       14       14
                                     =================================   =======
   Capital expenditure and acquisitions
   Previously reported Exploration &
   Production total                     934    1,102      775    1,401    4,212
                                     =================================   =======
   Restated as:
   Exploration and Production
     UK                                 244      203      135      187      769
     Rest of Europe                       8        5       44       37       94
     USA                                362      400      318      793    1,873
     Rest of World                      320      490      277      371    1,458
                                     ---------------------------------   -------
                                        934    1,098      774    1,388    4,194
                                     =================================   =======
   Gas and Power

     UK                                   -        -        -        -        -
     Rest of Europe                       -        -        -        3        3
     USA                                  -        3        -        5        8
     Rest of World                        -        1        1        5        7
                                     ---------------------------------   -------
                                          -        4        1       13       18
                                     =================================   =======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                      SUMMARIZED FINANCIAL INFORMATION

                                                        Three months ended     Six months ended
                                                               June 30              June 30
                                                           (Unaudited)            (Unaudited)
BP America Inc. (a)(b)(e)(f)(g)(h)                          2000      1999      2000       1999
                                                                       ($ million)
Sales and other operating revenue                         21,082    10,512    36,812     18,490
Gross profit (c)                                           4,315     2,269     7,628      3,702
Profit for the period (d)                                  2,544     1,232     4,585        780
                                                         =======   =======   =======    =======


                                                         June 30, 2000      December 31, 1999
                                                          (Unaudited)          (Unaudited)
                                                                       ($ million)
Fixed and other assets                                          74,139                 40,110
Current assets                                                  23,355                 15,479
                                                                ------                 ------
Total assets                                                    97,494                 55,589
                                                                ======                 ======
Current liabilities                                             19,122                 13,633
Noncurrent liabilities                                          17,819                 14,543
Minority shareholders' interest                                  2,239                    970
Shareholders' interest                                          58,314                 26,443
                                                                ------                 ------
Total liabilities and shareholders' interest                    97,494                 55,589
                                                                ======                 ======


                                                        Three months ended     Six months ended
                                                               June 30              June 30
                                                            (Unaudited)           (Unaudited)
The Standard Oil Company (a)(e)                             2000      1999      2000       1999
                                                                       ($ million)
Sales and other operating revenue                          7,358     3,733    14,496      5,960
Gross profit (c)                                           1,132       667     2,211        912
Profit for the period (d)                                    600       328     1,315        312
                                                         =======   =======   =======    =======


                                                          June 30, 2000      December 31, 1999
                                                           (Unaudited)
                                                                       ($ million)
Fixed and other assets                                          12,515                 12,584
Current assets                                                   7,915                  6,664
                                                                ------                 ------
Total assets                                                    20,430                 19,248
                                                                ======                 ======
Current liabilities                                              4,716                  4,709
Noncurrent liabilities                                           4,817                  4,957
Shareholders' interest                                          10,897                 9,582
                                                                ------                 ------
Total liabilities and shareholders' interest                    20,430                 19,248
                                                                ======                 ======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                SUMMARIZED FINANCIAL INFORMATION - continued

                                                        Three months ended     Six months ended
                                                               June 30              June 30
                                                           (Unaudited)            (Unaudited)
BP Pipelines (Alaska) Inc. (a)                              2000      1999      2000       1999
                                                                       ($ million)
Sales and other operating revenue                            116       103       224        228
Gross profit (c)                                              54        50        91         95
Profit for the period                                         41        32        71         57
                                                         =======   =======   =======    =======


                                                    June 30, 2000          December 31, 1999
                                                     (Unaudited)
                                                                 ($ million)
Fixed and other assets                                  1,277                  1,290
Current assets                                            919                    853
                                                       ------                 ------
Total assets                                            2,196                  2,143
                                                       ======                 ======
Current liabilities                                       140                    128
Noncurrent liabilities                                    937                    967
Shareholders' interest                                  1,119                  1,048
                                                       ------                 ------
Total liabilities and shareholders' interest            2,196                  2,143
                                                       ======                 ======


                                                        Three months ended     Six months ended
                                                               June 30              June 30
                                                             (Unaudited)          (Unaudited)
BP Exploration (Alaska) Inc. (a)(g)                         2000      1999      2000       1999
Sales and other operating revenue                          4,038     2,066     8,567      3,031
Gross profit (c)                                             295       162       715        113
Profit (loss) for the period (d)                             169       100       443        (10)
                                                         =======   =======   =======    =======


                                                    June 30, 2000          December 31, 1999
                                                     (Unaudited)
                                                                 ($ million)
Fixed and other assets                                  10,566                 10,124
Current assets                                           3,314                  3,117
                                                        ------                 ------
Total assets                                            13,880                 13,241
                                                        ======                 ======
Current liabilities                                      2,404                  2,119
Noncurrent liabilities                                   1,447                  1,536
Shareholders' interest                                  10,029                  9,586
                                                        ------                 ------
Total liabilities and shareholders' interest            13,880                 13,241
                                                        ======                 ======

Page32

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                SUMMARIZED FINANCIAL INFORMATION - concluded

---------------

(a) BP America Inc. is a wholly-owned subsidiary of BP Amoco p.l.c.; The Standard Oil Company is a wholly-owned subsidiary of BP America Inc.; and BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. are wholly-owned subsidiaries of The Standard Oil Company.

(b) In April 2000, BP Amoco p.l.c. transferred its 100% ownership of BP Amoco Corporation and Atlantic Richfield Company to BP America Inc. in exchange for 4,385,079 and 2,129,809 additional shares of BP America Inc., respectively. Following the transfer, BP Amoco Corporation and the Atlantic Richfield Company are wholly-owned subsidiaries of BP America Inc. In the summarized financial information for BP America, Inc., 1999 amounts have been restated to include BP Amoco Corporation.

(c)  Gross profit  equals  sales and other  operating  revenue  less  associated
     costs,  which  exclude   distribution  and   administration   expenses  and
     exploration expense.

(d) Profit for the three months ended June 30, 1999 for BP America Inc., The Standard Oil Company, and BP Exploration (Alaska) Inc. includes restructuring costs of $215 million, $55 million and $4 million respectively. Profit (loss) for the six months ended June 30, 1999 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. includes restructuring charges of $1,154 million, $146 million and $35 million respectively.

(e) The December 1999 summarized balance sheets for BP America and Standard Oil have been restated by $406 million for a reclassification from noncurrent to current liabilities pertaining to the short term classification of floating rate municipal bonds.

(f) In April 2000, the Alaskan operations of Atlantic Richfield Company, comprising oil and gas production, crude oil marine transportation and related crude oil inventory, were sold for proceeds totalling approximately $5.8 billion.

(g)  In April  2000,  an  agreement  was  reached  between  BP,  Exxon Mobil and
     Phillips to align the respective oil and gas equity interest of BP Exploration (Alaska), Exxon Mobil and Phillips in the Prudhoe Bay Unit. This agreement also provides for BP Exploration (Alaska) to become the single operator.

(h) In April 2000, BP Amoco Corporation completed the sale of its interest in Altura to Occidental Petroleum Corporation. The after-tax gain recorded was some $140 million. Proceeds on the disposition of Altura were approximately $1.2 billion.

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              BP AMOCO p.l.c.
                                (Registrant)





DATED: August 23, 2000                        /s/ PAULA J CLAYTON
                                              -------------------
                                                  P.J. CLAYTON
                                                  DEPUTY COMPANY SECRETARY

                                                                   Exhibit 1

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                SUMMARIZED FINANCIAL INFORMATION - concluded

                                                           THREE MONTHS ENDED
                                                             JUNE 30, 2000
                                                      ($ million, except ratios)

Profit before taxation                                          8,450

Group's share of income in excess of dividends                   (309)
  of joint ventures and associated undertakings

Captalized interest                                               (36)

                                                               ------
Profit as adjusted                                              8,105
                                                               ------

Fixed charges:

   Interest net of interest expense of joint ventures and         521
     associated undertakings and unwinding of discount
   Rental expense representative of interest                      176
   Capitalized interest                                            36
                                                               ------
                                                                  733
                                                               ------

Total adjusted earnings available for payment of fixed charges  8,838
                                                               ======

Ratio of earnings to fixed charges                               12.1
                                                               ======

Total adjusted earnings available for payment of fixed          8,652
charges, after taking account of adjustments to profit
before taxation to accord with US GAAP (a)                     ======

Ratio of earnings to fixed charges with adjustments to           11.8
accord with US GAAP                                            ======

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(a)   See Note 16 of Notes to Consolidated Financial Statements.